SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

COOL TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

21639Y100
(CUSIP Number)

Copy to: Sichenzia Ross Ference Kesner LLP David Manno, Esq. 1185 Avenue of the Americas, 37th Floor New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21639Y100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Timothy J. Hassett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
8,547,928 (1)
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
8,547,928 (1)
	10	SHARED DISPOSITIVE POWER:
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,547,928 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.07% (based on 138,819,203 shares of common stock outstanding as of August 10, 2017)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

________________

(1) Includes (i) 6,637,214 shares of Common Stock, (ii) an option to purchase 1,000,000 shares of Common Stock at $2.00 per share, (iii) warrants to purchase 625,000 shares of Common Stock at $0.22 per share, and (iv) warrants to purchase 285,714 shares of Common Stock at $0.10 per share. Does not include an aggregate of 90,000 shares of Common Stock held by Mr. Hassett’s minor children.

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EXPLANATORY NOTE

This Amendment No. 5 to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on behalf of Timothy J. Hassett (the “Reporting Person”), with respect to the common stock of Cool Technologies, Inc. (the “Issuer”) filed on February 13, 2013, as amended by Amendment No.1 and Amendment No. 2, each filed on February 26, 2013, Amendment No. 3 filed on July 5, 2013, and Amendment No. 4 filed on February 19, 2014 (collectively, the “Schedule 13D”), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, $0.001 par value, of Cool Technologies, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8875 Hidden River Parkway, Suite 300, Tampa, Florida 33637. On July 21, 2017, the Reporting Person acquired warrants to purchase 285,714 shares of Common Stock from the Issuer.

Item 2. Identity and Background

(a) This statement is filed on behalf of Timothy Hassett (the “Reporting Person”).

(b) c/o Cool Technologies, Inc., 8875 Hidden River Parkway, Suite 300, Tampa, Florida, 33637.

(c) The Reporting Person’s principal occupation is Chief Executive Officer of Cool Technologies, Inc.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States

Item 3. Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and supplemented as follows:

Pursuant to a Stock Purchase Agreement dated July 21, 2017, the Reporting Person acquired from the Issuer a total of 285,714 shares of common stock and a warrant to purchase 285,714 shares of its common stock at an exercise price of $0.10 per share, in exchange for twenty-thousand ($20,000) dollars in accrued salary. The warrant shall expire five years from the date of issuance and may be exercised on a cashless basis.

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Pursuant to a Stock Purchase Agreement dated June 24, 2016, the Reporting Person acquired from the Issuer a total of 625,000 shares of common stock and a warrant to purchase 625,000 shares of its common stock at an exercise price of $0.10 per share, in exchange for one hundred thousand ($100,000) dollars in accrued salary. The warrant shall expire five years from the date of issuance and may be exercised on a cashless basis.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

In pursuing their investment purposes, the Reporting Person may, subject to applicable law and the agreement disclosed in this Statement on Schedule 13D, further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Issuer at times, and in such manner, as they deem advisable to benefit from changes in market prices of such securities, changes in the Issuer’s operations, business strategy or prospects, or from potential acquisitions made by the Issuer. To evaluate such alternatives, the Reporting Person will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations.

Consistent with his investment purpose, the Reporting Person may, subject to applicable law and the terms of any confidentiality agreement with the Issuer, engage in communications regarding such matters with members of management and the Board of Directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Person, subject to applicable law, modifying his ownership of securities of the Issuer, exchanging information with the Issuer, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition, the Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Issuer or dispose of all the securities of the Issuer beneficially owned by him, in public market or privately negotiated transactions. The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person is deemed to be the beneficial owner of 8,547,928 shares of the Issuer’s common stock, which includes (i) 6,637,214 shares of Common Stock, (ii) an option to purchase 1,000,000 shares of Common Stock at $2.00 per share, (iii) warrants to purchase 625,000 shares of Common Stock at $0.22 per share, and (iv) warrants to purchase 285,714 shares of Common Stock at $0.10 per share. Such shares beneficially owned by the Reporting Person account for 6.07% of the Issuer’s outstanding common stock if shares issuable upon the exercise of the option and warrants held by the Reporting Person are included (based upon the information contained in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2017, that 138,819,203 shares of common stock of the Issuer were outstanding as of August 10, 2017).

(b)	The Reporting Person is deemed to have the sole power to vote or to direct the vote of 8,547,928 shares of the Issuer’s common stock. The Reporting Person does not share the power to vote or to direct the vote of shares with any other person.

(c)	The Reporting Person engaged in the following transactions: (i) on July 21, 2017, the Issuer sold a total of 285,714 shares of common stock and a five-year warrant to purchase 285,714 shares of its common stock at an exercise price of $0.10 per share, to the Reporting Person in exchange for $20,000 in accrued salary and (ii) on June 24, 2016, the Issuer issued 625,000 shares of common stock and a five-year warrant to purchase 625,000 shares of common stock at an exercise price of $0.22 per share, to the Reporting Person in exchange for accrued salary

(d)	To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 8,547,928 shares of common stock reported in Item 5(a).

(e)	Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Form of Stock Purchase Agreement dated July 21, 2017 by and between Cool Technologies, Inc. and Timothy J. Hassett
99.2	Form of Stock Purchase Agreement dated June 24, 2016 by and between Cool Technologies, Inc. and Timothy J. Hassett

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2017	/s/ Timothy J. Hassett
Timothy J. Hassett

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